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Exhibit 12.2

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Years Ended December 31,
(millions except ratios)	2007	2006	2005	2004	2003
Income from continuing operations before provision for income taxes and minority interest	$1,026	$663	$577	$526	$770
Less: Earnings from unconsolidated entities under the equity method of accounting	6	5	7	3	8
Add back fixed charges:
Interest on indebtedness (1)	138	129	125	136	101
Interest on FIN 48 liabilities	(2)	—	—	—	—
Portion of rents representative of interest factor	75	79	71	73	67

Income as adjusted	$1,231	$866	$766	$732	$930

Fixed charges and preferred stock dividends:
Interest on indebtedness (1)	$138	$129	$125	$136	$101
Preferred stock dividends (2)	—	—	3	3	61

Interest and dividends	138	129	128	139	162
Portion of rents representative of interest factor	75	79	71	73	67

Total fixed charges and preferred stock dividends	$213	$208	$199	$212	$229

Ratio of earnings to combined fixed charges and preferred stock dividends	5.8	4.2	3.8	3.5	4.1

(1)
As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($58 miliion for the years ended December 31, 2007, 2006, 2005 and 2004) on these notes payable is reported as part of interest expense in the consolidated statements of income.

(2)
Included in preferred stock dividends is $57 million of pretax distributions on capital securities for the year ended December 31, 2003.

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  Exhibit 12.2
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends